SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MALAN REALTY INVESTORS, INC.
(Name of Issuer)

Note: As of the close of trading August 27, 2004, in accordance with a Plan of Liquidation, the assets of the corporation were transferred to Malan Liquidating Trust and shareholders owning shares of Common Stock received a like number of Units in the Liquidating Trust.

Common Stock, $.01 par value
(Title of Class of Securities)

561063-10-8
(CUSIP Number)

John P. Kramer
Kensington Investment Group, Inc.
4 Orinda Way, Suite 200C
Orinda, California 94563
(925) 253-2949
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP No. 561063-10-8

1.	Names of Reporting Person: Kensington Investment Group, Inc.
I.R.S. Identification Nos. of above persons (entities only): 68-0309666

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [--]
(b) [--]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [--]

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	Sole Voting Power 257,150 (now Units in Malan Liquidating Trust)

8.	Shared Voting Power 0

9.	Sole Dispositive Power 257,150 (now Units in Malan Liquidating Trust)

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 257,150 (now Units in Malan Liquidating Trust)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [--]

13.	Percent of Class Represented by Amount in Row (11) 5.02%

14.	Type of Reporting Person: CO; IA

This Amendment No. 3 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 7, 2000, Amendment No. 1 thereto filed on March 13, 2000, and Amendment No. 2 filed on April 6, 2001 (the "Schedule 13D"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 3 is being filed by Kensington Investment Group, Inc. ("Kensington") and John P. Kramer ("Kramer") (collectively the "Reporting Persons").

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"), with its principal executive offices located at 30200 Telegraph Road, Suite 105, Bingham Farms, Michigan 48025. Through August 27, 2004, the Common Stock was the only class of securities of the Company entitled to vote in the election of directors and on other matters on which shareholders of the Company are entitled to vote.

On August 28, 2002, the Company's shareholders approved adoption of the Plan of Liquidation.

After the close of trading on August 27, 2004, the remaining assets of Malan Realty Investors, Inc. were transferred to Malan Liquidating Trust ("Malan LT"). Malan LT was formed in accordance with the Plan of Liquidation and will continue to wind up the Company's affairs with no objective to continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the Trust's assets. Interests in Malan LT are no longer transferable, except for by will, intestate succession, or under other similar limited circumstances.

Shareholders owning Common Stock in the Company as of the close of business on August 27, 2004 now own Units in Malan LT in the same amount (the "Units"). Therefore, each such holder's pro rata interest in Malan LT is exactly the same as in Malan Realty Investors as of that date. Both the Common Stock and the Units have one vote per share/unit.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Kensington is a private corporation that acts as an investment advisor to several separate investment accounts and as the general partner to certain limited partnership investment partnerships, substantially all of which bought shares of Common Stock in the ordinary course of business (collectively, the "Managed Funds"). Kensington is a registered investment adviser engaged in the business of managing investments in real estate securities. Information regarding the directors and executive officers of Kensington is attached hereto as Annex 1, which annex is hereby incorporated by reference. The principal business and principal office address of Kensington is 4 Orinda Way, Suite 200D, Orinda, California 94563.

Kramer controls more than a majority of the stock of Kensington, and accordingly may be deemed a beneficial owner of the Common Stock/Units that is the subject of this Statement. Kramer disclaims beneficial ownership of all such shares or units.

During the last five years, neither the Reporting Persons, and to the best knowledge of the Reporting Persons, nor any of the persons listed on Annex 1 to the Schedule 13D, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Inapplicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of the Schedule 13D. The duration of Malan LT's existence will be determined by the time necessary to distribute all of the Trust's assets. As asset sales occur, distributions will be made as determined by the Trustees, who replaced the Company's Board of Directors (and were appointed from the Company's Board) on the date of the transfer of assets to Malan LT. Currently, it is estimated that the final liquidation process could take as much as two years.

As a result of the assets of the Company being transferred to Malan LT and the appointment of Trustees, the Company and its board of directors no longer exist. Neither John Kramer, nor Paul Gray, both Directors of Kensington, and formerly Directors of the Company, was appointed as a Trustee.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As set forth in Annex 1, the Reporting Persons sold an aggregate 343,300 shares of Common Stock of the Company on August 25, 26 and 27, 2004. As a result, the Reporting Persons beneficially own 257,150 shares of Common Stock, or approximately 5.02% shares of the Common Stock outstanding. All percentages of shares of Common Stock/Units beneficially owned by the Reporting Persons are based on the 5,125,370 shares of Common Stock outstanding as of August 13, 2004, as disclosed in the Company's Form 10Q filed August 13, 2004.

(b) Number of shares of Common Stock/Units as to which:

Kensington had/has:

(i) sole power to vote or to direct the vote: 257,150

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 257,150

(iv) shared power to dispose or direct the disposition of: 0

Kramer had/has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 257,150

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 257,150

(c) All of the transactions by the Reporting Persons effected since the filing of Amendment No. 2 are described in Annex 2 hereto and are incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange.

(d) Inapplicable.

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on March 7, 2000).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KENSINGTON INVESTMENT GROUP

November 30, 2004		By:	/s/ John P. Kramer

	Name:	John P. Kramer
	Title:	President

JOHN P. KRAMER

November 30, 2004		By:	/s/ John P. Kramer

	Name:	John P. Kramer

Annex 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The names, present principal occupations and business addresses of the directors and executive offices of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America.

Name:	Position:

John P. Kramer	Director, President

Craig M. Kirkpatrick	Director, Managing Director of Capital Markets

Paul Gray	Director, Managing Director and Portfolio Manager

Cynthia M. Yee	Executive Vice President, Treasurer and Secretary

Joel S. Beam	Executive Vice President and Portfolio Manager

Annex 2

Trade Date	Number of Securities Sold	Price Per Share ($)	Gross Price ($) before Commissions

8/25/04	1,600	5.000	8,000
8/25/04	5,800	5.010	29,058
8/25/04	10,000	5.030	50,300
8/25/04	100	5.000	500
8/25/04	6,000	5.010	30,060
8/25/04	9,900	5.050	49,995
8/26/04	53,900	4.700	253,330
8/26/04	34,900	4.660	162,634
8/26/04	25,000	4.710	117,750
8/26/04	19,700	4.710	92,787
8/26/04	16,000	4.970	79,520
8/26/04	15,000	4.700	70,500
8/26/04	13,500	4.900	66,150
8/26/04	11,000	4.950	54,450
8/26/04	10,000	4.710	47,100
8/26/04	10,000	4.940	49,400
8/26/04	8,700	4.920	42,804
8/26/04	8,000	4.920	39,360
8/26/04	5,500	4.750	26,125
8/26/04	5,100	4.690	23,919
8/26/04	5,000	4.710	23,550
8/26/04	5,000	4,650	23,250
8/26/04	5,000	4.700	23,500
8/26/04	5,000	4.800	24,000
8/26/04	5,000	4.850	24,250
8/26/04	5,000	4.870	24,350
8/26/04	4,900	4.720	23,128
8/26/04	3,500	4.650	16,275
8/26/04	3,500	4.700	16,450
8/26/04	3,000	4.710	14,130
8/26/04	2,500	4.980	12,450
8/26/04	2,500	4.980	12,450
8/26/04	2,100	4.650	9,765
8/26/04	1,900	4.910	9,329
8/26/04	1,800	4.650	8,370
8/26/04	1,500	4.880	7,320
8/26/04	1,200	4.920	5,904
8/26/04	1,000	4.710	4,710
8/26/04	1,000	4.660	4,660
8/26/04	1,000	4.800	4,800
8/26/04	600	4.900	2,940
8/26/04	500	4.650	2,325
8/26/04	500	4.750	2,375
8/26/04	400	4.710	1,884

8/26/04	400	4.680	1,872
8/26/04	300	4.650	1,395
8/26/04	300	4.650	1,395
8/26/04	100	4.710	471
8/26/04	100	4.920	492
8/27/04	4,000	4.950	19,800
8/27/04	5,000	4.710	23,550

Total	343,300		1,644,882